FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May, 2008

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

PRESS RELEASE First Quarter 2008 - Market Information

ENERSIS ANNOUNCES CONSOLIDATED RESULTS FOR
THE FIRST QUARTER ENDED MARCH 31, 2008

HIGHLIGHTS FOR THE PERIOD
[All figures in Chilean Pesos]

ECONOMIC-FINANCIAL SUMMARY

The most important topics as of March 2008, as compared with March 2007, may be summarized as follows:

• Net Income recorded 19.2%, reaching Ch$69,748 million.

• Operating Revenues grew by 5.6%, reaching Ch$1,224,601 million, explained by 12.1% higher operating revenues arising from our generation and transmission businesses, and 1.1% arising from our distribution business.

• Operating Income decreased by 11.2%, reaching Ch$339,657 million, due to a decrease in

Generation and Transmission	4.5%
Distribution	18.4%

• If we compare in homogeneous terms and isolate the appreciation of the Chilean peso effect, which decreased Ch$101.5, from Ch$539.21 as of March 2007 to Ch$437.71 on March 2008, Operating Income would have increased a 1.6% .

SUMMARY OF DISTRIBUTION BUSINESS

• Energy sales continue growing in the countries were we operate:

Chile	0.4%
Argentina	2.5%
Brazil	2.8%
Colombia	4.9%
Peru	8.0%

• Consolidated physical sales grew a 3.0% . Higher increases were shown by Edelnor, Coelce and Codensa.

• Distribution clients continue growing, this time reaching 406 thousand new clients. Higher increasing were in Coelce, Codensa and Edelnor.

• Energy losses –at the aggregate level- dropped from 11.1% to 10.4% . The largest such drop occurred in Ampla, Coelce and Codensa.

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PRESS RELEASE First Quarter 2008 - Market Information

• On March 11, 2008, the third bid of energy for distribution companies was made. It was done in two blocks, 1,800 GWh/year for years 2011 to 2021 and 1,500 GWh/year for years 2022 and 2023 and adjudged 1.8 TWh/ year at an average price of 65.8 US$/MWh.

• Tariff Revisions;

• Codensa, programmed for 2008.
• Edesur, programmed for 2008.
• Chilectra, programmed for November 2008.
• Coelce, programmed for April 2011.
• Ampla, programmed for March 2009.

SUMMARY OF GENERATION BUSINESS

• Energy demand in those countries that we operate continued to grow, as follows:

Chile	0.7%
Argentina	3.8%
Brazil	3.3%
Colombia	1.6%
Peru	9.4%

• Our installed capacity expanded by 3.0%, from 13,726 to 14,182 MW; basically, because of the incorporation of San Isidro II, Palmucho, Canela and the generation of Taltal.

• Physical sales grew in Costanera, Edegel, Emgesa and Fortaleza.

• Chile’s National Energy Commission (CNE) published the node price for the SIC corresponding to the price-fixing of April 2008, which were 118.28 US$/MWh and 52.4 Ch$/kWh monomic price for the Alto Jahuel node 220, representing a 13.7% increase in US dollars and a 2.6% drop in Chilean pesos.

• Chile’s CNE published the node prices for the SING corresponding to the price fixing of April 2008, which were 115.9 US$/MWh and 51.3 Ch$/kWh monomic price for the Crucero 220 node, representing a 0% US dollar price hike and an 8% drop in Chilean pesos.

• On April 1, 2008 was issued the Law 20,257 that stimulates the use of non-conventional renewable energies (ERNC). The main objective of this law is to force generators that at least a 5% of their contracted energy must come from non-conventional renewable sources, between years 2010 and 2014, increasing progressively in annual 0,5% from the 2015 to year 2024, when it reaches a 10%.

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PRESS RELEASE First Quarter 2008 - Market Information

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PRESS RELEASE First Quarter 2008 - Market Information

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PRESS RELEASE First Quarter 2008 - Market Information

GENERAL INFORMATION

(Santiago, Chile, April 25, 2008) Enersis S.A. (NYSE: ENI), announced today its consolidated financial results for the first quarter ended on March 31, 2008. All figures are in both US$ and Ch$, under Chilean Generally Accepted Accounting Principles (Chilean GAAP), as seen in the standardized form required by Chilean authorities (FECU). Variations refer to the period between March 31, 2007 and March 31, 2008. Figures for 2008 have been adjusted by the accounting convention for CPI variation between both periods, accounting to 8.1% .

Any figures in US$ are merely offered as a convenience translation, using the observado exchange rate of Ch$437.71 = US$1 for March 31, 2008. The Chilean pesos appreciated by 18.8% against the US$ between March 31, 2007 and the comparable date in 2008.

The consolidation includes the following investment vehicles and companies,
a) In Chile: Endesa Chile (NYSE: EOC)*, Chilectra, Synapsis, CAM and Inmobiliaria Manso de Velasco.
b) Outside Chile: Distrilima (Peru), Endesa Brasil (Brazil)**, Edesur (Argentina) and Codensa (Colombia).

In the following pages you will find a detailed analysis of financial statements, a brief explanation for most variations, and comments on main items in the Income and Cash Flow Statements compared to the information as of March 2007.

* Includes its Chilean subsidiaries (Celta, Pangue, Pehuenche, San Isidro, Tunel El Melon) and Costanera, El Chocón, Edegel.
** Includes Endesa Fortaleza, CIEN, Cachoeira Dourada, Ampla and Coelce.

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PRESS RELEASE First Quarter 2008 - Market Information

SIMPLIFIED ORGANIZATIONAL STRUCTURE

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PRESS RELEASE First Quarter 2008 - Market Information

MARKET INFORMATION

EQUITY MARKET

New York Stock Exchange (NYSE)

During the period, the company’s ADS stock price raised 7.5% . The chart below presents the performance of Enersis’ ADS stock price listing in NYSE (“ENI”) against Dow Jones and the DJ Utilities Index:

ADS price variation v/s Local Stock Index
124
118
112
106
100
94
88
82
76
(%)
US$ 16.44
US$ 17.68
Mar/07
May/07
Jul/07
Sep/07
Nov/07
Jan/08
Mar/08
Dow Jones
ENI
DJ Utilities

Daily Average Transactions Volume
(1 ADR = 50 local shares)
Thousand ADR
800
400
0
361
514
382
556
603
275
361
643
534
969
657
770
average
April
May
June
July
August
September
October
November
December
January
February
March

Source: Bloomberg

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PRESS RELEASE First Quarter 2008 - Market Information

Bolsa de Comercio de Santiago (BCS)

The chart below presents the performance of the Enersis’ Chilean stock price during the last 12 months compared to Chilean Stock Index:

Source: Bloomberg

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PRESS RELEASE First Quarter 2008 - Market Information

Madrid Stock Exchange (Latibex)

The chart below illustrates the Enersis’ share price at the Madrid Stock Exchange, (Latibex) over the last 12 months compared with the Local Stock Index:

Source: Bloomberg

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PRESS RELEASE First Quarter 2008 - Market Information

MARKET PERCEPTION

The chart below summarizes the ADS´ target price released by analysts.

Table 1

Publication Date	Company	Main Analyst	Target Price	Recommendation
			US$

01/Oct/07	Penta Inversiones	Jorge Palavecino	22.5	Neutral (3)
11/Oct/07	UBS	Brian Chase	20.2	Neutral (4)
12/Oct/07	Banchile (1)	Sergio Zapata	21.5	Buy
26/Oct/07	Larrain Vial	Jorge Donoso	24.4	Overweight
30/Oct/07	Deutsche Bank	Marcus Sequeira	23.0	Buy
30/Oct/07	Bear Stearns	Rowe Michels	19.0	Peer Perform (5)
10/Dec/07	Alfa Corredores (2)	Lorena Pizarro	23.4	Buy
06/Feb/08	Merrill Lynch	Frank McGann	22.0	Buy
26/Feb/08	Raymond James	Ricardo Cavanagh	20.8	Buy
27/Mar/08	Santander	Diego Celedón	23.5	Buy

ADR average target price (US$)			22.0

(1) The analyst used an exchange rate of Ch$535 forecasted by Banchile for the end of year 2008.
(2) We used an exchange rate of Ch$497 as of report´s date
(3) Target price differ between -8% & 8% from real price.
(4) Target price differ between -6% & 6% from real price.
(5) Stock is supposed to perform in line with estimation

Source: Bloomberg and market researches

DEBT MARKET

The following chart shows the pricing of our Yankee Bonds during the last twelve months.

Enersis Yankee Bonds

Source: Bloomberg

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PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

RISK RATING CLASSIFICATION

Standard & Poor’s: BBB / Stable
Rationale (July 03, 2007); “Standard & Poor's Ratings Services raised its ratings on Chile -based electricity provider Enersis S.A. by one notch, to 'BBB' from 'BBB'-, and removed them from Credit Watch with positive implications where they were placed on Dec. 15, 2006. The outlook is stable. The upgrade reflects the improvement of the company's financial risk profile mainly due to the very good performance of its Chilean operations, which represent about 50% of its consolidated EBITDA adjusted by ownership, combined with adequate debt service coverage ratios (DSCR) and very good liquidity and financial flexibility.”

Fitch: BBB / Stable
Rationale (July 5, 2007); “Fitch has affirmed both the Foreign Currency Issuer Default Rating (FC IDR) and the Local Currency IDR (LC IDR) for Enersis S.A. (Enersis) at 'BBB'. The unsecured debt rating is also 'BBB' and applies to the company's US$600.6 million of Yankee Bonds. The ratings affect approximately US$679 million of debt. All ratings have a Stable Outlook. The ratings reflect continued growth in electricity demand in all the countries where Enersis has a presence. In general, Enersis operates in countries with a stable regulatory framework, resulting in growing tariffs and electricity prices, and a manageable level of government interference.”

Moody’s: Baa3 / Stable
Rationale (December 14, 2006); “Moody’s upgraded its rating for Enersis and for its 60% owned subsidiary, Endesa Chile, from Ba1 to Baa3, both with Stable Outlook. With this rating action, both companies achieved “investment grade” category. Moody’s upgrade was mainly due to the companies’ higher financial flexibility and liquidity, and based also on the fact that the financial performance has raised markedly over the last two years as a result of improvements in the regulatory framework and higher demand for electricity in the countries in which the companies operate; namely, Chile, Colombia, Peru, Brazil and Argentina. The ratings were placed on Stable Outlook, reflecting the stable scenario in the region, with higher prices for electricity, better economic conditions, strong increase in electricity demand and a lower regulatory uncertainty.”

Feller Rate: Bonds: AA- / Positive - Shares: 1st Class Level 1
Rationale (July 6, 2007); “Feller Rate improved the credit risk classification for the Company’s local bonds and bonds lines to the level “AA-” from “A+”, with stable outlook. These ratings had been under positive outlook since July, 2006. Feller Rate remarked, that it had raised the risk rating category based upon Enersis’ improved financial profile, derived from the better financial situation of the Chilean subsidiary Endesa Chile, as well as to the sustained positive results arising from the distribution business, mainly through the subsidiary Chilectra. At the same time, and due to a healthy financial flexibility, the agency expects that Enersis will continue facing refinancing of its consolidated debt maturity in better terms and conditions, to reduce its total debt.”

Fitch Chile: Bonds: AA- / Stable - Shares: 1st Class Level 1
Rationale (July 20, 2007); “Fitch Ratings raised its domestic credit rating for Enersis S.A. (“Enersis” or “the Company”) to “AA-“ from “A+”, maintaining a “Stable Outlook.” This change affects the local bonds issuance No.264 (Series B1 and B2). The increase in the rating for Enersis reflects the culmination of a credit improvement plan to reduce debt and extend debt maturities, resulting in a stronger cash flow and greater financial flexibility.”

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PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT

UNDER CHILEAN GAAP, MILLION CH$

Table 2

CONS. INCOME STATEMENT - (million Ch$)	03M 07	03M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	485,229	543,854	58,625	12.1%
Revenues from Distribution	760,919	769,016	8,097	1.1%
Revenues from Engineering and Real Estate	9,892	9,954	62	0.6%
Revenues from Other Businesses	42,457	42,215	(242)	(0.6%)
Consolidation Adjustments	(138,791)	(140,438)	(1,647)	(1.2%)

Operating Revenues	1,159,706	1,224,601	64,895	5.6%

Costs from Generation	(267,790)	(338,652)	(70,862)	(26.5%)
Costs from Distribution	(534,822)	(578,452)	(43,630)	(8.2%)
Costs from Engineering and Real Estate	(7,729)	(7,753)	(24)	(0.3%)
Costs from Other Businesses	(36,017)	(34,625)	1,392	3.9%
Consolidation Adjustments	131,987	135,053	3,066	2.3%

Operating Costs	(714,371)	(824,429)	(110,058)	(15.4%)

Operating Margin	445,335	400,172	(45,163)	(10.1%)

SG&A from Generation	(13,444)	(10,341)	3,103	23.1%
SG&A from Distribution	(47,594)	(44,999)	2,595	5.5%
SG&A from Engineering and Real Estate	(853)	(1,011)	(158)	(18.5%)
SG&A from Other Businesses	(9,676)	(11,150)	(1,474)	(15.2%)
Consolidation Adjustments	8,644	6,986	(1,658)	(19.2%)

Selling and Administrative Expenses	(62,923)	(60,515)	2,408	3.8%

Operating Income	382,412	339,657	(42,755)	(11.2%)

Interest Income	29,494	30,074	580	2.0%
Interest Expense	(115,519)	(90,309)	25,210	21.8%
Net Interest (Expense)	(86,025)	(60,235)	(25,790)	30.0%
Equity Gains from Related Companies	715	4,202	3,487	487.8%
Equity Losses from Related Companies	(2,224)	(419)	1,805	81.2%
Net Income from Related Companies	(1,509)	3,783	5,292	N/A
Other Non Operating Income	57,262	24,724	(32,538)	(56.8%)
Other Non Operating Expenses	(103,126)	(123,046)	(19,920)	(19.3%)
Net other Non Operating Income (Expense)	(45,864)	(98,322)	(52,458)	(114.4%)
Price Level Restatement	(144)	(4,592)	(4,448)	N/A
Foreign Exchange Effect	200	(1,834)	(2,034)	(1017.0%)
Net of Monetary Exposure	56	(6,426)	(6,482)	N/A
Positive Goodwill Amortization	(15,127)	(15,062)	65	0.4%

Non Operating Income	(148,469)	(176,262)	(27,793)	(18.7%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	233,943	163,395	(70,548)	(30.2%)

Extraordinary Items	-	-	-	-
Income Tax	(105,556)	(55,936)	49,620	47.0%
Minority Interest	(71,080)	(38,721)	32,359	45.5%
Negative Goodwill Amortization	1,219	1,010	(209)	17.2%

NET INCOME	58,526	69,748	11,222	19.2%

EBITDA	501,615	442,294	(59,321)	(11.8%)

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PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

UNDER CHILEAN GAAP, THOUSAND US$

Table 2.1

CONS. INCOME STATEMENT - (thousand US$)	03M 07	03M 08	Var 07-08	Chg %

Revenues from Generation & Transmission	1,108,562	1,242,499	133,937	12.1%
Revenues from Distribution	1,738,408	1,756,908	18,500	1.1%
Revenues from Engineering and Real Estate	22,599	22,742	143	0.6%
Revenues from Other Businesses	96,999	96,445	(554)	(0.6%)
Consolidation Adjustments	(317,084)	(320,846)	(3,762)	(1.2%)

Operating Revenues	2,649,485	2,797,745	148,260	5.6%

Costs from Generation	(611,798)	(773,691)	(161,893)	(26.5%)
Costs from Distribution	(1,221,864)	(1,321,542)	(99,678)	(8.2%)
Costs from Engineering and Real Estate	(17,658)	(17,713)	(55)	(0.3%)
Costs from Other Businesses	(82,284)	(79,104)	3,180	3.9%
Consolidation Adjustments	301,539	308,545	7,006	2.3%

Operating Costs	(1,632,065)	(1,883,505)	(251,440)	(15.4%)

Operating Margin	1,017,420	914,241	(103,179)	(10.1%)

SG&A from Generation	(30,715)	(23,624)	7,091	23.1%
SG&A from Distribution	(108,734)	(102,806)	5,928	5.5%
SG&A from Engineering and Real Estate	(1,949)	(2,310)	(361)	(18.5%)
SG&A from Other Businesses	(22,107)	(25,473)	(3,366)	(15.2%)
Consolidation Adjustments	19,749	15,960	(3,789)	(19.2%)

Selling and Administrative Expenses	(143,755)	(138,254)	5,501	3.8%

Operating Income	873,665	775,987	(97,678)	(11.2%)

Interest Income	67,382	68,707	1,325	2.0%
Interest Expense	(263,916)	(206,322)	57,594	21.8%
Net Interest (Expense)	(196,533)	(137,615)	58,918	30.0%
Equity Gains from Related Companies	1,633	9,600	7,967	487.8%
Equity Losses from Related Companies	(5,081)	(958)	4,123	81.2%
Net Income from Related Companies	(3,448)	8,643	12,091	N/A
Other Non Operating Income	130,821	56,485	(74,336)	(56.8%)
Other Non Operating Expenses	(235,604)	(281,113)	(45,509)	(19.3%)
Net other Non Operating Income (Expense)	(104,783)	(224,628)	(119,845)	(114.4%)
Price Level Restatement	(330)	(10,490)	(10,160)	N/A
Foreign Exchange Effect	457	(4,190)	(4,647)	(1017.0%)
Net of Monetary Exposure	127	(14,680)	(14,807)	N/A
Positive Goodwill Amortization	(34,558)	(34,410)	148	0.4%

Non Operating Income	(339,196)	(402,691)	(63,495)	(18.7%)

Net Inc b. Taxes, Min Int and Neg Goodwill Amort.	534,469	373,296	(161,173)	(30.2%)

Extraordinary Items	-	-	-	-
Income Tax	(241,155)	(127,792)	113,363	47.0%
Minority Interest	(162,391)	(88,464)	73,927	45.5%
Negative Goodwill Amortization	2,786	2,309	(477)	17.2%

NET INCOME	133,710	159,349	25,639	19.2%

EBITDA	1,145,998	1,010,472	(135,526)	(11.8%)

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PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

CONSOLIDATED INCOME STATEMENT ANALYSIS
(Source in Ch$ FECU)

NET INCOME

Enersis’ result for the first quarter of the year 2008 was Ch$69,748 million, which is 19.2% higher than that obtained during equal period of the previous year and whose result amounted to Ch$58,526 million.

OPERATING INCOME

The operating income as of March 31, 2008 dropped by Ch$42,755 million, from Ch$382,412 million as of March 31, 2007 to Ch$339,657 million in the current period showing a drop of 11.0% . It is important to mention that the comparison of the operating income between both years is heavily impacted by the greater appreciation of the Chilean peso against the US dollar and of the other currencies of those countries where we have investments, added to the steep updating of last year’s figures for comparative purposes; which was 8.1% .

If we compare in homogeneous terms and isolate the appreciation of the Chilean peso effect, which decreased Ch$101.5, from Ch$539.21 as of March 2007 to Ch$437.71 on March 2008, Operating Income would have increased a 1.6%.

Table 4

	03M 07				03M 06

Million Ch$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	426,372	(231,065)	(10,910)	184,397	480,560	(317,050)	(8,464)	155,046
Cachoeira (*)	20,617	(8,318)	(812)	11,487	54,192	(9,801)	(583)	43,808
Fortaleza (**)	27,038	(14,715)	(350)	11,973	40,157	(38,441)	(399)	1,317
Cien (**)	28,331	(29,354)	(1,469)	(2,492)	1,535	(4,469)	(942)	(3,876)
Chilectra	194,950	(149,914)	(11,272)	33,764	253,656	(215,670)	(10,558)	27,428
Edesur	84,761	(68,508)	(10,334)	5,919	67,769	(51,874)	(9,048)	6,847
Distrilima (Edelnor)	60,734	(42,785)	(5,303)	12,646	53,118	(35,844)	(4,516)	12,758
Ampla	163,002	(105,795)	(6,200)	51,007	151,998	(105,608)	(6,567)	39,823
Investluz (Coelce)	122,454	(74,138)	(10,407)	37,909	108,654	(80,046)	(9,929)	18,679
Codensa	135,019	(93,682)	(4,048)	37,289	133,822	(89,410)	(4,362)	40,050
CAM Ltda.	26,884	(23,295)	(2,656)	933	28,227	(24,709)	(3,226)	292
Inmobiliaria Manso de Velasco Ltda.	1,967	(1,421)	(576)	(30)	1,767	(1,269)	(717)	(219)
Synapsis Soluciones y Servicios IT Ltda.	14,301	(11,574)	(2,174)	553	12,720	(9,516)	(1,768)	1,436
Enersis Holding and other investment vehicles	1,272	(1,147)	(4,814)	(4,689)	1,267	(400)	(6,138)	(5,271)
Consolidation Adjustments	(147,996)	141,340	8,402	1,746	(164,841)	159,678	6,702	1,539

Total Consolidation	1,159,706	(714,371)	(62,923)	382,412	1,224,601	(824,429)	(60,515)	339,657

Table 4.1

	03M 07				03M 08

Thousand US$	Operating Revenues	Operating Costs	SG & A	Operating Income	Operating Revenues	Operating Costs	SG& A	Operating Income

Endesa Chile	974,097	(527,896)	(24,925)	421,276	1,097,895	(724,339)	(19,338)	354,219
Cachoeira (*)	47,103	(19,004)	(1,856)	26,242	123,809	(22,392)	(1,332)	100,085
Fortaleza (**)	61,772	(33,618)	(799)	27,355	91,743	(87,824)	(911)	3,008
Cien (**)	64,726	(67,064)	(3,357)	(5,694)	3,506	(10,209)	(2,151)	(8,854)
Chilectra	445,386	(342,497)	(25,751)	77,138	579,508	(492,723)	(24,122)	62,663
Edesur	193,645	(156,514)	(23,610)	13,521	154,827	(118,513)	(20,671)	15,644
Distrilima (Edelnor)	138,755	(97,748)	(12,116)	28,891	121,353	(81,891)	(10,318)	29,145
Ampla	372,397	(241,701)	(14,164)	116,532	347,258	(241,275)	(15,003)	90,980
Investluz (Coelce)	279,761	(169,376)	(23,775)	86,609	248,232	(182,875)	(22,684)	42,674
Codensa	308,467	(214,027)	(9,248)	85,192	305,732	(204,268)	(9,966)	91,498
CAM Ltda.	61,419	(53,221)	(6,068)	2,131	64,488	(56,451)	(7,371)	665
Inmobiliaria Manso de Velasco Ltda.	4,495	(3,246)	(1,317)	(68)	4,038	(2,900)	(1,638)	(501)
Synapsis Soluciones y Servicios IT Ltda.	32,671	(26,443)	(4,968)	1,261	29,061	(21,740)	(4,038)	3,283
Enersis Holding and other investment vehicles	2,906	(2,622)	(10,998)	(10,714)	2,896	(913)	(14,024)	(12,041)
Consolidation Adjustments	(338,114)	322,908	19,195	3,989	(376,598)	364,802	15,311	3,516

Total Consolidation	2,649,485	(1,632,069)	(143,756)	873,660	2,797,749	(1,883,510)	(138,256)	775,982

(*) Consolidated by Endesa Chile until September 30th, 2005. Since October 1th is consolidated by Enersis through Endesa Brasil.
(**) Since October 1, 2005, these subsidiaries are consolidated by Enersis through Endesa Brasil.

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PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

NON OPERATING INCOME

As of March 31, 2008, Enersis shows a non-operating income loss amounting to Ch$176,262 million, which represents increased losses of Ch$27,793 million, with respect to the non-operating loss obtained as of the same date of 2007, which amounted to Ch$148,469 million.

Net interest expenses decreased 30.0%, or Ch$25,790 million, from a net expense of Ch$86.025 million as of March 2007, to a net expense of Ch$60.235 million in the current period. The decrease is mainly attributable to a lower average interest rate and the impact of foreign exchange rate in the financial expenses of –principally- Endesa Chile, Ampla and Coelce. Likewise, our subsidiary Edesur -during this period- reduced its interest payments by Ch$5,728 million by bringing penalties up to date regarding quality of service.

Net profits from investments in related companies show an increase of Ch$5,292 million, after accounting a net loss of Ch$1,509 million during the first quarter of the year 2007, to a net profit of Ch$3,783 million in March 2008. This benefit is mainly due to the accounting of the profit obtained in Gas Atacama Holding of Ch$2,983 million (a loss of Ch$1,633 million as of March 2007).

Amortization on positive goodwill does not show significant variations and amounted to Ch$15,062 million as of March 31, 2008, a drop of Ch$65 million, equivalent to 0.4% compared with the same period of 2007.

Net other non-operating revenues and expenses accounted an increase in losses of Ch$52,458 million compared to a net loss of Ch$45.864 million as of March 2007. Main reasons that explain such variation in the results are:
• Higher net losses of Ch$47,546 million, originating from the conversion adjustment to Chilean accounting rules (Technical Bulletin N°64) mainly of the subsidiaries in Brazil, Colombia and Peru (Ch$6,655 million, net of minority holders).
• A lower profit -on account of the tariff adjustment of previous years in Edesur- amounting to Ch$30.233 million, acknowledged in March 2007.

The foregoing was partially offset by:
• Lower expense on account of Equity Taxes in Colombia, of Ch$12,965 million.
• Profit on account of a capacity re-settlement in Chile, of Ch$6,586 million.
• Lower expenses on account of penalties & fines, of Ch$6,551 million, in CIEN and CGTF.

Price-level restatement shows a negative variation of Ch$4,448 million, which is mostly attributable to the higher inflation effect during the first quarter of the year 2008 which reached 0.8%, as compared with 0.2% during the same period of last year. Such variation impacts non-monetary assets & liabilities and certain monetary ones, mainly UF-denominated bonds, as well as the updating of profit & loss accounts.

Foreign Exchange difference as of March 31, 2008 accounted a negative variation of Ch$2,034 million, from a profit of Ch$200 million during the first quarter of the year 2007 to a loss of Ch$1,834 million in the current period. The foregoing is the result of a mismatched position in US dollars of assets owned by the company during both periods, and also due to variations of the US dollar parity with the Chilean peso. Thus, during the first quarter of the year 2007, the foreign exchange rate increased $6.82 pesos, from $532.39 to $539.21, as opposed to this period in which the foreign exchange rate dropped by $59.18 pesos, from $496.89 to $437.71.

Pg. 15

PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

Income tax and Deferred tax during the first quarter of 2008 were Ch$55,936 million; which, when compared to the Ch$105,556 million of 2007’s first quarter, results in a positive variation of Ch$49,620 million.

Income tax, expenses accounted Ch$34,741 million, mainly explained by lower income tax provision in our subsidiaries: Endesa Chile Ch$16,251 million, Coelce Ch$8,443 million, Edesur Ch$8,152 million, Cien Ch$8,014 million and CGTF Ch$3,170, partially offset by increments in Ampla Ch$6,447 million, Pehuenche Ch$3,796 million and Codensa Ch$3,081 million.

Deferred taxes, which do not represent cash flows- show a positive variation of Ch$14,879 million, originating mostly from the acknowledged effect on Enersis Ch$12,108 million, on Ampla Ch$8,249 million, on Chilectra Ch$7,658 million and on Coelce Ch$5,966 million, partially offset by Cien Ch$9,049 million, San Isidro Ch$4,930 million, Endesa Chile Ch$2,296 million and Edegel Ch$2,152 million.

Amortization on negative goodwill amounted to Ch$1,010 million as of March 31, 2008, which does not present any significant variations with respect to the same period of last year, in which it amounted to Ch$1,219 million.

Minority interest decreased by Ch$32,359 million, reaching Ch$38,721 million, as a result of a decrease in some of our subsidiaries’ results. Emgesa decreased by Ch$14,262 million, Codensa Ch$9,915 million, Edegel Ch$8,766 million, Edelnor Ch$5,019 million and Edesur Ch$4,304 million. These negative results were partially offset by increases at Endesa Chile by Ch$9,572 million, Endesa Brazil Ch$9,075 million and Pehuenche by Ch$1,362 million.

EVOLUTION OF KEY FINANCIAL RATIOS

Table 5

Indicator	Unit	03M 07	03M 08	Var 07-08	Chg %

Liquidity	Times	1.26	1.28	0.02	1.6%
Acid ratio test *	Times	1.18	1.19	0.01	0.8%
Working capital	million Ch$	428,254	466,313	38,059	8.9%
Working capital	th. US$	978,396	1,065,346	86,950	8.9%
Leverage **	Times	0.96	1.01	0.05	5.2%
Short-term debt	%	0.27	0.31	0.04	14.8%
Long-term debt	%	0.73	0.69	(0.04)	(5.5%)
Interest Coverage***	Times	4.59	5.20	0.61	13.3%
EBITDA****	th. US$	1,145,998	1,010,472	(135,526)	(11.8%)
ROE	%	7.36%	9.64%	2.28%	31.0%
ROA	%	1.92%	2.60%	0.68%	35.4%

* Current assets net of inventories and pre-paid expenses
** Using the ratio = Total debt / (equity + minority interest)
***EBITDAEI/Interest expenses = (Earnings before taxes+Fin exp+Net non operating income+depreciation+Positive Goodwill) /Interest expenses
****EBITDA: Operating Income+Depreciation+Amortization

Pg. 16

PRESS RELEASE First Quarter 2008 - Consolidated Income Statement

Liquidity ratio as of March 2008 is 1.28x, which represents an increase of 1.6%, compared to the same date of 2007. This reflects a company with solid liquidity position to fulfill its financial obligations, finance its investments with cash surplus, having an adequate maturity schedule of its debt.

Leverage was 1.01 times as of March 31, 2008, increasing its level by 5.2% when compared to the same period of the year 2007

Hedging of financial expenses increased 0.61 times or the equivalent to 13.3%, growing from 4.59x, in March 2007, to 5.20x in the current period. The foregoing is the result of an increase of the results obtained by the Enersis Group in the current period, added to the reduction in financial expenses.

ROE is 9.64%, which is compared positively against previous year figure of 7.36% . This increase is directly related to better results obtained in the period.

ROA went from 1.92% in March 2007, to 2.60% in March 2008, reflecting the best results obtained in the current period and the reduction of those assets that are US dollars denominated.

Pg. 17

PRESS RELEASE First Quarter 2008 - Consolidated Balance Sheet

CONSOLIDATED BALANCE SHEET

ASSETS UNDER CHILEAN GAAP, MILLION CH$

Table 6

ASSETS - (million Ch$)	03M 07	03M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	54,697	40,332	(14,365)	(26.3%)
Time deposits	373,216	379,586	6,370	1.7%
Marketable securities	19,105	5,616	(13,490)	(70.6%)
Accounts receivable, net	994,098	889,030	(105,068)	(10.6%)
Notes receivable, net	8,736	12,355	3,619	41.4%
Other accounts receivable, net	116,179	88,236	(27,942)	(24.1%)
Amounts due from related companies	25,994	147,285	121,291	466.6%
Inventories	84,359	92,492	8,134	9.6%
Income taxes recoverable	79,533	142,720	63,187	79.4%
Prepaid expenses	55,706	62,965	7,258	13.0%
Deferred income taxes	60,774	67,896	7,121	11.7%
Other current assets	173,815	202,278	28,463	16.4%

Total currrent assets	2,046,212	2,130,790	84,578	4.1%

PROPERTY, PLANT AND EQUIPMENT
Land	145,350	129,769	(15,581)	(10.7%)
Buildings and infraestructure and works in progress	12,163,407	10,643,888	(1,519,519)	(12.5%)
Machinery and equipment	2,214,289	1,776,714	(437,575)	(19.8%)
Other plant and equipment	642,497	543,145	(99,352)	(15.5%)
Technical appraisal	34,008	33,878	(130)	(0.4%)
Sub - Total	15,199,552	13,127,394	(2,072,159)	(13.6%)
Accumulated depreciation	(6,388,362)	(5,710,003)	678,359	10.6%

Total property, plant and equipment	8,811,190	7,417,391	(1,393,799)	(15.8%)

OTHER ASSETS
Investments in related companies	126,068	50,028	(76,040)	(60.3%)
Investments in other companies	26,394	20,596	(5,798)	(22.0%)
Positive goodwill, net	694,622	629,291	(65,331)	(9.4%)
Negative goodwill, net	(48,311)	(31,941)	16,370	33.9%
Long-term receivables	157,163	188,794	31,631	20.1%
Amounts due from related companies	99,110	2,589	(96,521)	(97.4%)
Deferred income taxes	11,014	-	(11,014)	-
Intangibles	100,598	88,079	(12,519)	(12.4%)
Accumulated amortization	(61,797)	(56,365)	5,432	8.8%
Others assets	305,010	255,928	(49,082)	(16.1%)

Total other assets	1,409,872	1,146,999	(262,873)	(18.6%)

TOTAL ASSETS	12,267,274	10,695,180	(1,572,094)	(12.8%)

Pg. 18

PRESS RELEASE First Quarter 2008 - Consolidated Balance Sheet

ASSETS UNDER CHILEAN GAAP, THOUSAND US$

Table 6.1

ASSETS - (thousand US$)	03M 07	03M 08	Var 07-08	Chg %

CURRENT ASSETS
Cash	124,961	92,143	(32,818)	(26.3%)
Time deposits	852,657	867,209	14,552	1.7%
Marketable securities	43,648	12,829	(30,819)	(70.6%)
Accounts receivable, net	2,271,133	2,031,093	(240,040)	(10.6%)
Notes receivable, net	19,959	28,226	8,267	41.4%
Other accounts receivable, net	265,424	201,586	(63,838)	(24.1%)
Amounts due from related companies	59,386	336,490	277,104	466.6%
Inventories	192,727	211,310	18,583	9.6%
Income taxes recoverable	181,703	326,062	144,359	79.4%
Prepaid expenses	127,268	143,850	16,582	13.0%
Deferred income taxes	138,846	155,116	16,270	11.7%
Other current assets	397,101	462,127	65,026	16.4%

Total currrent assets	4,674,812	4,868,040	193,228	4.1%

PROPERTY, PLANT AND EQUIPMENT
Land	332,070	296,472	(35,598)	(10.7%)
Buildings and infraestructure and works in progress	27,788,736	24,317,215	(3,471,521)	(12.5%)
Machinery and equipment	5,058,803	4,059,112	(999,691)	(19.8%)
Other plant and equipment	1,467,861	1,240,878	(226,983)	(15.5%)
Technical appraisal	77,696	77,398	(298)	(0.4%)
Sub - Total	34,725,166	29,991,076	(4,734,090)	(13.6%)
Accumulated depreciation	(14,594,966)	(13,045,173)	1,549,793	10.6%

Total property, plant and equipment	20,130,200	16,945,903	(3,184,297)	(15.8%)

OTHER ASSETS
Investments in related companies	288,017	114,295	(173,722)	(60.3%)
Investments in other companies	60,300	47,053	(13,247)	(22.0%)
Positive goodwill, net	1,586,946	1,437,690	(149,256)	(9.4%)
Negative goodwill, net	(110,372)	(72,973)	37,399	33.9%
Long-term receivables	359,057	431,322	72,265	20.1%
Amounts due from related companies	226,428	5,914	(220,514)	(97.4%)
Deferred income taxes	25,163	-	(25,163)	-
Intangibles	229,828	201,227	(28,601)	(12.4%)
Accumulated amortization	(141,183)	(128,772)	12,411	8.8%
Others assets	696,831	584,697	(112,134)	(16.1%)

Total other assets	3,221,016	2,620,454	(600,562)	(18.6%)

TOTAL ASSETS	28,026,029	24,434,397	(3,591,632)	(12.8%)

Pg. 19

PRESS RELEASE First Quarter 2008 - Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, MILLION CH$

Table 7

LIABILITIES AND SHAREHOLDER´S EQUITY - (million Ch$)	03M 07	03M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	150,499	173,041	22,542	15.0%
Current portion of long-term debt due to banks and financial institutions	154,659	110,883	(43,776)	(28.3%)
Current portion of bonds payable	256,141	329,774	73,634	28.7%
Current portion of long-term notes payable	45,639	31,071	(14,569)	(31.9%)
Dividends payable	38,575	115,853	77,278	200.3%
Accounts payable	419,725	442,989	23,265	5.5%
Short-term notes payable	12,394	13,471	1,077	8.7%
Miscellaneous payables	118,816	86,608	(32,207)	(27.1%)
Accounts payable to related companies	32,662	31,595	(1,067)	(3.3%)
Accrued expenses	77,706	76,260	(1,446)	(1.9%)
Withholdings	117,424	90,252	(27,173)	(23.1%)
Income taxes payable	105,892	27,298	(78,594)	(74.2%)
Anticipated income	3,931	6,354	2,423	61.6%
Reinbursable financial contribution	945	1,482	537	56.8%
Other current liabilities	82,950	127,545	44,595	53.8%

Total current liabilities	1,617,958	1,664,477	46,519	2.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions	1,086,537	933,298	(153,239)	(14.1%)
Bonds payable	2,352,309	1,887,512	(464,797)	(19.8%)
Long -term notes payable	121,693	97,363	(24,330)	(20.0%)
Accounts payables	164,701	142,772	(21,929)	(13.3%)
Amounts payable to related companies	12,317	7,190	(5,128)	(41.6%)
Accrued expenses	376,361	307,755	(68,607)	(18.2%)
Deferred income taxes	-	30,700	30,700	-
Reinbursable financial contribution	3,251	4,251	1,001	30.8%
Other long-term liabilities	265,782	304,952	39,170	14.7%

Total long-term liabilities	4,382,953	3,715,794	(667,159)	(15.2%)

Minority interest	3,088,018	2,426,260	(661,758)	(21.4%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	2,610,922	2,594,015	(16,907)	(0.6%)
Additional paid-in capital	5,222	20,752	15,530	297.4%
Additional paid-in capital (share premium)	186,438	186,340	(98)	(0.1%)
Other reserves	(246,892)	(546,510)	(299,618)	121.4%
Total capital and reserves	2,555,691	2,254,598	(301,093)	(11.8%)
Retained earnings	564,325	564,303	(22)	(0.0%)
Net income for the period	58,526	69,748	11,221	19.2%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	(197)	-	197	(100.0%)
Total retained earnings	622,654	634,050	11,396	1.8%

Total shareholder´s equity	3,178,345	2,888,649	(289,696)	(9.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	12,267,274	10,695,180	(1,572,094)	(12.8%)

Pg. 20

PRESS RELEASE First Quarter 2008 - Consolidated Balance Sheet

LIABILITIES AND SHAREHOLDERS EQUITY UNDER CHILEAN GAAP, THOUSAND US$

Table 7.1

LIABILITIES - (thousand US$)	03M 07	03M 08	Var 07-08	Chg %

CURRENT LIABILITIES
Short-term debt due to banks and financial institutions	343,833	395,333	51,500	15.0%
Current portion of long-term debt due to banks and financial institutions	353,336	253,325	(100,011)	(28.3%)
Current portion of bonds payable	585,184	753,408	168,224	28.7%
Current portion of long-term notes payable	104,268	70,985	(33,283)	(31.9%)
Dividends payable	88,129	264,679	176,550	200.3%
Accounts payable	958,911	1,012,061	53,150	5.5%
Short-term notes payable	28,317	30,777	2,460	8.7%
Miscellaneous payables	271,449	197,867	(73,582)	(27.1%)
Accounts payable to related companies	74,620	72,183	(2,437)	(3.3%)
Accrued expenses	177,528	174,224	(3,304)	(1.9%)
Withholdings	268,270	206,191	(62,079)	(23.1%)
Income taxes payable	241,923	62,366	(179,557)	(74.2%)
Anticipated income	8,981	14,517	5,536	61.6%
Reinbursable financial contribution	2,159	3,386	1,227	56.8%
Other current liabilities	189,509	291,392	101,883	53.8%

Total current liabilities	3,696,416	3,802,694	106,278	2.9%

LONG-TERM LIABILITIES
Due to banks and financial institutions	2,482,322	2,132,230	(350,092)	(14.1%)
Bonds payable	5,374,128	4,312,244	(1,061,884)	(19.8%)
Long -term notes payable	278,022	222,438	(55,584)	(20.0%)
Accounts payables	376,280	326,180	(50,100)	(13.3%)
Amounts payable to related companies	28,141	16,426	(11,715)	(41.6%)
Accrued expenses	859,841	703,102	(156,739)	(18.2%)
Deferred income taxes	-	70,138	70,138	-
Reinbursable financial contribution	7,426	9,712	2,286	30.8%
Other long-term liabilities	607,211	696,699	89,488	14.7%

Total long-term liabilities	10,013,371	8,489,168	(1,524,203)	(15.2%)

Minority interest	7,054,940	5,543,077	(1,511,863)	(21.4%)

SHAREHOLDERS´ EQUITY
Paid-in capital, no par value	5,964,960	5,926,334	(38,626)	(0.6%)
Additional paid-in capital	11,930	47,411	35,481	297.4%
Additional paid-in capital (share premium)	425,940	425,716	(224)	(0.1%)
Other reserves	(564,053)	(1,248,566)	(684,513)	121.4%
Total capital and reserves	5,838,777	5,150,895	(687,882)	(11.8%)
Retained earnings	1,289,266	1,289,216	(50)	(0.0%)
Net income for the period	133,710	159,347	25,637	19.2%
Interim dividends	-	-	-	-
Deficits of subsidaries in development stage	(450)	-	450	(100.0%)
Total retained earnings	1,422,526	1,448,563	26,037	1.8%

Total shareholder´s equity	7,261,303	6,599,457	(661,846)	(9.1%)

TOTAL LIABILITIES AND SHAREHOLDER´S EQUITY	28,026,029	24,434,397	(3,591,632)	(12.8%)

Pg. 21

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

CONSOLIDATED BALANCE SHEET ANALYSIS

The company’s Total Assets as of March 2008 dropped by Ch$1,572,094 million respect to the same period of the previous year; this is mostly attributable to:

• A reduction of Fixed assets for Ch$1,393,799 million, equivalent to 15.8% mainly as a result of the impact of the real foreign exchange rate on the fixed assets of foreign companies, pursuant to Technical Bulletin N°64 in those subsidiaries that reside in unstable countries, for approximately Ch$1,608,000 million and for 1-year fixed asset depreciation of nearly Ch$404,250 million and for fixed asset sales for Ch$3.556 million. The foregoing is partially offset by fixed asset additions during the last year of approximately Ch$613,340 million.

• A reduction of Other assets for Ch$262,873 million, caused mainly because of:

• Reduced receivables from related companies for Ch$96,521 million, as a result of transferring Atacama Finance receivables to the short-term.
• Reduced investments in related companies of Ch$76,040 million, mostly attributable to the impairment provision in Gas Atacama Holding Ltda. for Ch$48,890 million, the acknowledged impairment of investments during the last 12 months for Ch$2,540 million and the impact of the foreign exchange rate for nearly Ch$31,000 million
• Reduced Positive Goodwill on investments for Ch$65,331 million, basically brought about by the amortization of the Positive Goodwill on investments registered during the last 12 months.
• Reduction in Other long-term assets for Ch$49,082 million, basically explained by the amortization of deferred expenses for Ch$48,260 million, a reduction of tax credits for Ch$7,853 million and smaller guarantee deposits for Ch$2,583 million, partially offset by a growth in the fair value of derivative instruments for Ch$12,074 million.
• An increase in Long-term debtors for Ch$31,631 million, principally as a consequence of the increases of Codensa for Ch$56,600 million, the Codesa Hogar program, Chocón and Endesa Costanera for Ch$14,048 million, for increments to contributions to the investment FONINVEMEM. The foregoing is partially offset by a reduction of Ampla’s regulatory assets of Ch$27,510 million, as well as Edesur’s of Ch$10,253 million, and for the acknowledgement of the retroactive tariff price adjustment.
• A reduction of the balance on Negative Goodwill on investments of Ch$16,370 million, mostly attributable to the amortization of the last 12 months and the impact of the foreign exchange rate.

Pg. 22

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

• Current assets presents an increase of Ch$84,578 million equivalent to 4,1%, which is explained by:

• Increased receivables from related companies for Ch$121,291 million, mostly attributable to the transferring of Atacama Finance Co. receivables by Ch$80.145 million to the short-term, and to increased receivables from GNL Quintero by Ch$45,198 million, partially offset by a reduction of accounts receivable from GNL Chile by Ch$3,675 million.
• Increased recoverable taxes for Ch$63,187 million as a consequence of the increases in Endesa Chile by Ch$41,631 million, in San Isidro by Ch$12,680 million, in Enersis by Ch$ 7,900 million and in Endesa Eco by Ch$5,709 million; partially offset by a reduction in Chilectra by Ch$4,147 million.
• Increases in Other current assets of Ch$28,463 million, explained mostly by increased deposits on account of debt and guarantees on Enersis by Ch$38,378 million, an increase in Coelce by Ch$16,097 million for the Brazilian Government’s environmental project Luz para todos; partially offset by smaller buyback agreements in Chilectra by Ch$17,418 million, and in Cachoeira Dourada by Ch$4,071 million in smaller deposits.
• A reduction in sales debtors by Ch$105,068 million, mainly because of the impact of currency variations and of the previous year updating. The principal reductions occur in Coelce by Ch$38,302 million, in Codensa by Ch$32,380 million, in Ampla by Ch$14,485 million, in Cien by Ch$12,304 million, in Emgesa by Ch$8,731 million, in Edesur by Ch$8,117 million and in Pehuenche by Ch$7,546 million; partially offset by increases in Endesa Chile of Ch$14,846 million and Cachoeira Dourada of Ch$10,822 million.
• A reduction in miscellaneous debtors by Ch$27,942 million mostly explained by smaller debtors on account of capacity settlement in Chile by Ch$7,783 million, a greater collection in Codensa Hogar’s portfolio by Ch$6,829 million, and smaller advance payments to suppliers in San Isidro and Coelce for Ch$6,337 million and Ch$4,957 million, respectively.

The company’s Total Liabilities accounted a reduction of Ch$1,572,094 million with respect to the same period of the previous year.

• Long-term liabilities presents a reduction of Ch$667,159 million, equivalent to 15,2% and mostly attributable to:

• A reduction in bonds payable reaching Ch$464,797 million, mostly explained by the transfer to short-term of Ch$329,450 million in Endesa Chile, Edegel Ch$9,490 million, Edelnor Ch$7,188 million and by a sharp reduction of the impact of the constant $/US$ exchange rate en Chile for approximately Ch$400,000 million. The foregoing is partially offset by the placement of new bond issues in Codensa of Ch$96,097 million, in Endesa Chile of Ch$79,290 million, in Edegel of Ch$35,503 million, in Edelnor of Ch$35,081 million, in Edesur of Ch$22,765 million and in Emgesa of Ch$9,612 million.
• A reduction of Long-term Bank Debt for Ch$153,239 million owed to a reduction in Edesur of Ch$42,098 million, in Enersis of Ch$39,154 million, in Coelce of Ch$22,600 million, in El Chocón of Ch$22,177 million, in CGTF of Ch$20,572 million, in Cien of Ch$20,418 million, in Edegel of Ch$16,698 million and in Endesa Costanera of Ch$13,366 million, partially offset by an increase in Ampla of Ch$38,253 million and Endesa Chile of Ch$19,851 million.
• Reduced Provisions for Ch$68,606 million, which are explained mostly by reduced provisions on account of tax & labor contingencies in Ampla, Coelce and CIEN for Ch$ 42,143 million, a lesser benefit obligation to retired employees in Codensa, Emgesa, Ampla and Coelce of Ch$14,239 million, and a smaller provision for contingencies in Endesa Fortaleza of Ch$13,122 million.

Pg. 23

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

• Current Liabilities increased by Ch$46,519 million, equivalent to 2.9%, which are explained by variations in:

• Increased short-term public borrowing amounting to Ch$73,634 million mostly attributable to transfers from the long-term in Endesa Chile, Codensa, Edegel and Edelnor -as previously explained- for Ch$359,434 million; and partially offset by payments in Ampla of Ch$83,348 million, in Endesa Chile of Ch$81,172 million, in Edegel of Ch$32,272 million and in Edelnor of Ch$16,782 million, added to the Chilean peso appreciation effect.
• Increased Dividends Payable of Ch$77,278 million; of which, Ch$52,411 million correspond to dividends payable to third parties, and Ch$25,717 million to Endesa Internacional.
• Increased Other Current Liabilities for Ch$45,132 million as a result of the increment in Edesur of Ch$40,826 million, increased fair values of derivative contracts for Ch$17,458 million, partially offset by reduced liabilities on account of collections on Codensa’s portfolio for Ch$8,191 million.
• Reduced Income Tax Payments reaching Ch$78.594 million; noteworthy among which are: Endesa Chile and its Chilean subsidiaries with Ch$58,689 million, Edelnor with Ch$13,191 million and Codensa with Ch$13,154 million, partially offset by an increase in Edesur‘s income tax payments of Ch$6,730 million.
• Reduced Bank Borrowings of Ch$43,776 million, mainly attributable to distribution in Edesur by Ch$15,967 million, in Emgesa by Ch$15,815 million, in Pehuenche by Ch$14,990 million, in Coelce by Ch$13,576 million and in Cachoeira Dourada by Ch$3,313 million; partly offset by short-term transfers in Ampla of Ch$16,969 million, in El Chocón of Ch$7,531 million and in Costanera of Ch$5,152 million.
• Reduced miscellaneous Debtors amounting to Ch$32,207 million mostly because of the reduction occurring in Emgesa of Ch$12,307 million, the equity tax payment in Edegel of Ch$10,899, and the payment of a leasing and a fuel bill in Ampla of Ch$5,844 million.

Minority interest totaled Ch$2,426,260 million, reflecting a reduction of Ch$661,758 million, equivalent to 21.4% of the total, as a result of shareholders’ equity reductions experienced by the companies because of the dividends paid out and of the impact of the US dollar / Chilean peso exchange rate.

The company’s Equity dropped by Ch$289,696 million, when compared to that of March 2007. This variation is mostly explained by a drop in reserves amounting to Ch$299,618 million, mainly attributable to the impact of the US dollar / Chilean peso exchange rate in hedging foreign investments; all this was partially offset by an increase of this year’s results amounting to Ch$11,221 million.

Pg. 24

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

DEBT MATURITY WITH THIRD PARTIES, MILLION CH$

Table 8

							TOTAL

Million Ch$	2008	2009	2010	2011	2012	Balance

Chile	204,778	431,588	46,384	91,136	12,789	1,029,391	1,816,067

Enersis	1,852	155,053	1,855	1,961	2,074	466,859	629,654
Chilectra	30	-	-	-	-	-	30
Other (*)	5,721	294	172	-	-	-	6,187
Endesa Chile (**)	197,175	276,241	44,358	89,175	10,715	562,533	1,180,197

Argentina	24,925	46,366	40,394	46,439	14,119	7,863	180,106

Edesur	2,213	9,489	11,932	11,963	4,886	-	40,483
Costanera	17,605	26,664	18,248	16,238	9,233	7,863	95,852
Chocon	5,107	10,213	10,213	18,238	-	-	43,771
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Perú	84,690	56,322	25,091	32,617	46,472	104,221	349,413

Edelnor	30,138	16,626	4,791	10,353	14,346	51,259	127,514
Edegel	54,552	39,696	20,300	22,263	32,126	52,962	221,899

Brazil	74,954	84,735	132,818	171,557	169,717	101,534	735,315

Endesa Brasil	-	-	-	-	-	-	-
Coelce	53,343	12,550	18,559	18,559	17,536	43,514	164,061
Ampla	15,523	65,871	57,586	95,994	95,873	31,191	362,038
Cachoeira	-	-	-	-	-	-	-
Cien	2,121	2,060	52,110	52,110	51,060	-	159,460
Fortaleza	3,967	4,254	4,563	4,894	5,249	26,830	49,756

Colombia	64,884	88,397	54,012	144,173	81,393	255,067	687,925

Codensa	50,268	12,014	54,012	48,058	8,103	154,145	326,600
Emgesa	14,615	76,383	-	96,116	73,290	100,921	361,325
Betania	-	-	-	-	-	-	-

TOTAL	454,231	707,408	298,699	485,921	324,491	1,498,076	3,768,826

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

DEBT MATURITY WITH THIRD PARTIES, THOUSAND US$

Table 8.1

							TOTAL

Thousand US$	2008	2009	2010	2011	2012	Balance

Chile	467,840	986,014	105,971	208,211	29,218	2,351,766	4,149,020

Enersis	4,231	354,237	4,237	4,481	4,739	1,066,593	1,438,518
Chilectra	68	-	-	-	-	-	68
Other (*)	13,070	673	392	-	-	-	14,135
Endesa Chile (**)	450,470	631,105	101,341	203,730	24,480	1,285,173	2,696,298

Argentina	56,944	105,929	92,284	106,095	32,256	17,965	411,474

Edesur	5,056	21,680	27,261	27,330	11,163	-	92,489
Costanera	40,222	60,916	41,690	37,098	21,094	17,965	218,985
Chocon	11,667	23,333	23,333	41,667	-	-	100,000
Hidroinvest	-	-	-	-	-	-	-
CTM	-	-	-	-	-	-	-
Tesa	-	-	-	-	-	-	-

Peru	193,485	128,673	57,324	74,517	106,171	238,105	798,275

Edelnor	68,855	37,984	10,946	23,654	32,775	117,108	291,321
Edegel	124,630	90,690	46,378	50,863	73,396	120,997	506,954

Brazil	171,241	193,587	303,438	391,941	387,739	231,966	1,679,913

Endesa Brasil	-	-	-	-	-	-	-
Coelce	121,869	28,672	42,401	42,401	40,062	99,412	374,816
Ampla	35,465	150,490	131,562	219,310	219,033	71,259	827,119
Cachoeira	-	-	-	-	-	-	-
Cien	4,845	4,706	119,051	119,051	116,652	-	364,304
Fortaleza	9,062	9,719	10,424	11,181	11,992	61,295	113,673

Colombia	148,235	201,953	123,397	329,381	185,951	582,729	1,571,647

Codensa	114,844	27,448	123,397	109,794	18,511	352,163	746,157
Emgesa	33,391	174,505	-	219,587	167,440	230,567	825,489
Betania	-	-	-	-	-	-	-

TOTAL	1,037,743	1,616,157	682,414	1,110,145	741,337	3,422,532	8,610,328

(*) Includes: CAM
(**) Includes: Endesa Chile Internacional, Pangue, Pehuenche, San Isidro, Celta and Tunel El Melon.

Pg. 25

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW

UNDER CHILEAN GAAP, MILLION CH$

Table 9

Million Ch$	03M 07	03M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	58,526	69,748	11,222	19.2%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	16	(492)	(508)	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	116,856	101,031	(15,825)	(13.5%)
Amortization of intangibles	2,347	1,605	(742)	(31.6%)
Write-offs and accrued expenses	6,835	9,427	2,592	37.9%
Equity in income of related companies	(715)	(4,202)	(3,487)	-
Equity in losses of related companies	2,224	419	(1,805)	(81.2%)
Amortization of positive goodwill	15,127	15,062	(65)	(0.4%)
Amortization of negative goodwill	(1,219)	(1,009)	210	17.2%
Price-level restatement, net	144	4,592	4,448	3,088.6%
Exchange difference, net	(200)	1,834	2,034	N/A
Other credits to income which do not represent cash flows	(10,694)	(6,690)	4,004	37.4%
Other charges to income which do not represent cash flows	41,407	84,835	43,428	104.9%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(84,692)	44,256	128,948	N/A
Decrease (increase) in inventory	(11,551)	(62,689)	(51,138)	442.7%
Decrease (increase) in other assets	(42,283)	(75,963)	(33,680)	(79.7%)
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	14,303	61,196	46,893	327.9%
Decreased (increase) of payable interest	(5,464)	(19,463)	(13,999)	(256.2%)
Decreased (increase) in income tax payable	(43,455)	22,942	66,397	N/A
Decreased (increase) in other accounts payable associated with non-operating results	60,591	10,189	(50,402)	(83.2%)
Decreased (increase) in value added tax and other similar taxes payable, net	9,127	(30,469)	(39,596)	N/A
Income (loss) attributable to minority interest	71,080	38,721	(32,359)	(45.5%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	198,308	264,878	66,570	33.6%

Pg. 26

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

Cont. Table 9

Million Ch$	03M 07	03M 08	Var 07-08	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	389,562	168,501	(221,061)	(56.7%)
Proceeds from bond issuance	114,484	19,426	(95,058)	(83.0%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	253	-	(253)	-
Capital paid	-	-	-	-
Dividends paid	(128,036)	(39,830)	88,206	68.9%
Payment of debt	(281,772)	(145,209)	136,563	48.5%
Payment of bonds	(21,244)	(90,429)	(69,185)	325.7%
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(567)	(463)	104	18.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	72,680	(88,005)	(160,685)	(221.1%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	536	307	(229)	(42.8%)
Sale of investment	-	7,381	7,381	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	-	251	251	-
Additions to property, plant and equipment	(131,811)	(146,292)	(14,481)	(11.0%)
Long-term investments	(34,564)	-	34,564	100.0%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(4,479)	(12,675)	(8,196)	183.0%
Other investment disbursements	(86)	(22,036)	(21,950)	25,523.5%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(170,405)	(173,064)	(2,659)	(1.6%)

NET CASH FLOW FOR THE PERIOD	100,583	3,809	(96,774)	96.2%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	15,455	(34,228)	(49,683)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	116,038	(30,419)	(146,457)	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	476,689	581,134	104,445	21.9%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	592,727	550,715	(42,012)	(7.1%)

Pg. 27

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

UNDER CHILEAN GAAP, THOUSAND US$

Table 9.1

Thousand US$	03M 07	03M 08	Var 07-08	Chg %

CASH FLOWS PROVIDED BY OPERATING ACTIVITIES

Net income (loss) for the year	133,710	159,349	25,639	19.2%

Gain (losses) from sales of assets:
Losses (gain) on sale of property, plant and equipment	36	(1,123)	(1,159)	N/A
Charges (credits) to income which do not represent cash flows:
Depreciation	266,971	230,818	(36,153)	(13.5%)
Amortization of intangibles	5,362	3,667	(1,695)	(31.6%)
Write-offs and accrued expenses	15,615	21,537	5,922	37.9%
Equity in income of related companies	(1,634)	(9,600)	(7,966)	-
Equity in losses of related companies	5,081	958	(4,123)	(81.2%)
Amortization of positive goodwill	34,559	34,410	(149)	(0.4%)
Amortization of negative goodwill	(2,785)	(2,306)	479	17.2%
Price-level restatement, net	329	10,490	10,161	3,088.6%
Exchange difference, net	(457)	4,190	4,647	N/A
Other credits to income which do not represent cash flows	(24,432)	(15,285)	9,147	37.4%
Other charges to income which do not represent cash flows	94,599	193,816	99,217	104.9%
Changes in assets which affect cash flows:
Decrease (increase) in trade receivables	(193,489)	101,107	294,596	N/A
Decrease (increase) in inventory	(26,390)	(143,221)	(116,831)	442.7%
Decrease (increase) in other assets	(96,600)	(173,546)	(76,946)	(79.7%)
Changes in liabilities which affect cash flow:
Decreased (increase) in payable accounts associated with operating results	32,677	139,811	107,134	327.9%
Decreased (increase) of payable interest	(12,483)	(44,466)	(31,983)	(256.2%)
Decreased (increase) in income tax payable	(99,278)	52,413	151,691	N/A
Decreased (increase) in other accounts payable associated with non-operating results	138,427	23,277	(115,150)	(83.2%)
Decreased (increase) in value added tax and other similar taxes payable, net	20,852	(69,610)	(90,462)	N/A
Income (loss) attributable to minority interest	162,391	88,464	(73,927)	(45.5%)

NET CASH FLOW PROVIDED BY OPERATING ACTIVITIES	453,062	605,149	152,087	33.6%

Pg. 28

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

Cont. Table 9.1

Thousand US$	03M 07	03M 08	Var 07-08	Chg %

CASH FLOWS FROM FINANCING ACTIVITIES

Proceeds from issuance of shares issued to minorities	-	-	-	-
Proceeds from debt issuance	890,000	384,959	(505,041)	(56.7%)
Proceeds from bond issuance	261,552	44,380	(217,172)	(83.0%)
Proceeds from loans obtained from related companies	-	-	-	-
Proceeds from other loans obtained from related companies	-	-	-	-
Other sources of financing	578	-	(578)	-

Capital paid	-	-	-	-
Dividends paid	(292,513)	(90,996)	201,517	68.9%
Payment of debt	(643,741)	(331,747)	311,994	48.5%
Payment of bonds	(48,534)	(206,595)	(158,061)	325.7%
Payments of loans obtained from related companies	-	-	-	-
Payments of other loans obtained from related companies	-	-	-	-
Payments of shares issuance costs	-	-	-	-
Payments of bonds issuance costs	-	-	-	-
Other disbursements for financing	(1,295)	(1,058)	237	18.3%

NET CASH FLOW FROM FINANCING ACTIVITIES	166,046	(201,057)	(367,103)	(221.1%)

CASH FLOWS FROM INVESTING ACTIVITIES

Proceeds from sale of property, plant and equipment	1,225	701	(524)	(42.8%)
Sale of investment	-	16,862	16,862	-
Other loans received from related companies	-	-	-	-
Other receipts from investments	-	574	574	-
Additions to property, plant and equipment	(301,138)	(334,221)	(33,083)	(11.0%)
Long-term investments	(78,966)	-	78,966	100.0%
Investment in financing instruments	-	-	-	-
Other loans granted to related companies	(10,233)	(28,957)	(18,724)	183.0%
Other investment disbursements	(196)	(50,344)	(50,148)	25,523.5%

NET CASH FLOW FROM INVESTMENT ACTIVITIES	(389,308)	(395,386)	(6,078)	(1.6%)

NET CASH FLOW FOR THE PERIOD	229,794	8,703	(221,091)	96.2%

EFFECT OF PRICE-LEVEL RESTATEMENT ON CASH AND CASH EQUIVALENT	35,309	(78,199)	(113,508)	N/A

NET VARIATION ON CASH AND CASH EQUIVALENT	265,102	(69,496)	(334,598)	N/A

CASH AND CASH EQUIVALENT AT THE BEGINNING OF THE YEAR	1,089,052	1,327,668	238,616	21.9%

CASH AND CASH EQUIVALENT AT THE END OF THE PERIOD	1,354,155	1,258,172	(95,983)	(7.1%)

Pg. 29

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

CONSOLIDATED CASH FLOW ANALYSIS

During the period, the company generated a positive cash flow of Ch$3,809 million, which is comprised by the following items:

Table 10

Effective Cash Flow (million Ch$)	03M 07	03M 08	Var 07-08	Chg %

Operating	198,308	264,878	66,570	33.6%
Financing	72,680	(88,005)	(160,685)	221.1%
Investment	(170,405)	(173,064)	(2,659)	(1.6%)

Net cash flow of the period	100,583	3,809	(96,774)	96.2%

Table 10.1

Effective Cash Flow (thousand US$)	03M 07	03M 08	Var 07-08	Chg %

Operating	453,058	605,144	152,086	33.6%
Financing	166,046	(201,057)	(367,103)	221.1%
Investment	(389,310)	(395,386)	(6,076)	(1.6%)

Net cash flow of the period	229,793	8,701	(221,092)	96.2%

As of March 31, 2008, the company’s Operating activities generated a net positive cash flow of Ch$264,878 million, representing an increase of 33.6% with respect to the same period of last year. This cash flow is comprised mostly of:

The year’s profit of Ch$69,748 million, plus:

  Charges to results that do not represent a cash flow for Ch$218,805 million, mainly corresponding to the year’s depreciation for Ch$101,031 million, penalties & provisions for Ch$9,427 million, Amortization of Positive Goodwill for Ch$15,062 million, Amortization for Intangibles for Ch$1,605 million, loss of permanent investments for Ch$419 million, and other charges that do not represent cash flow for Ch$84,835 million, among which is the impact on account of negative conversions by the foreign subsidiaries –pursuant to Technical Bulletin N°64- amounting to Ch$82,537 million.
  Variation of net liabilities that affect the operating cash flow for Ch$44,394 million.

The foregoing was partially offset by:

  Credits that do not represent cash flow for Ch$11,902 million and which correspond to other credits for Ch$6,690 million; of which, Ch$5,879 million correspond to the positive conversion effect of the foreign subsidiaries, profits from investments in related companies for Ch$4,202 million, and amortization of goodwill on investments for Ch$1,010 million.
  Variation of net assets that affect the operating cash flow for Ch$94,397 million.

Financing activities originated a net positive cash flow of Ch$88,005 million, mainly from payments of Ch$145,209 million, dividend payments of Ch$39,830 million, payment bond debt of Ch$90,429 million, and other disbursements amounting to Ch$463 million. The foregoing is partially offset by loans amounting to Ch$168,500 million and the placement of bonds amounting to Ch$19,426 million.

Investment activities generated a net cash flow of Ch$173,064 million, which compared with the same period of last year, represents a reduction of 1.6% or Ch$2,659 million. These disbursements correspond mainly to the incorporation of fixed assets amounting to Ch$146,292 million, other loans to related companies of Ch$12,675 million, and other disbursements reaching Ch$22,036 million; the foregoing was partially offset by collections from the sale of permanent investments for Ch$7,381, collections from the sale of fixed assets for Ch$307 million, and other investment income for Ch$251 million.

Pg. 30

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

CASH FLOW RECEIVED FROM FOREIGN SUBSIDIARIES BY ENERSIS, CHILECTRA AND ENDESA CHILE

Table 11

Millions Ch$	Interest Received		Dividends Received		Management Fee		Prepayment intercompany		Capital Reductions
	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08

Argentina	-	78	-	-	343	206	-	-	-	-
Peru	-	-	1,281	-	-	-	-	-	-	-
Brazil	-	-	-	23,644	-	-	-	-	-	-
Colombia	-	-	20,487	9,423	-	-	-	-	-	-

Total	-	78	21,768	33,067	343	206	-	-	-	-

Millions Ch$	Total Cash Received
	03M 07	03M 08

Argentina	343	284
Peru	1,281	-
Brazil	-	23,644
Colombia	20,487	9,423

Total	22,111	33,351

Table 11.1

Thousand US$	Interest Received		Dividends Received		Management Fee		Prepayment Intercompany		Capital Reductions
	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08	03M 07	03M 08

Argentina	-	178	-	-	784	471	-	-	-	-
Peru	-	-	2,927	-	-	-	-	-	-	-
Brazil	-	-	-	54,017	-	-	-	-	-	-
Colombia	-	-	46,804	21,528	-	-	-	-	-	-

Total	-	178	49,731	75,545	784	471	-	-	-	-

Thousand US$	Total Cash Received
	03M 07	03M 08

Argentina	784	648
Peru	2,927	-
Brazil	-	54,017
Colombia	46,804	21,528

Total	50,515	76,194

Source: Internal Financial Report

Pg. 31

PRESS RELEASE First Quarter 2008 - Consolidated Cash Flow Analysis

CAPEX AND DEPRECIATION

Table 12

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	03M 07	03M 08	03M 07	03M 08

Endesa	59,117	61,329	51,862	47,560
Cachoeira (*)	471	15	3,693	2,745
Fortaleza (**)	77	273	1,383	961
Cien (**)	23	296	3,604	2,698
Chilectra S.A.	11,056	10,206	5,050	5,586
Edesur S.A.	8,875	10,411	11,103	8,404
Edelnor S.A.	5,283	4,912	4,750	3,219
Ampla	16,069	23,645	11,072	10,064
Coelce	22,178	25,527	10,978	8,863
Codensa S.A.	6,473	6,710	11,776	9,310
Cam Ltda.	920	734	417	454
Inmobiliaria Manso de Velasco Ltda.	339	732	83	65
Synapsis Soluciones y Servicios Ltda.	853	1,423	723	702
Holding Enersis	77	79	362	400

Total	131,811	146,292	116,856	101,031

Table 12.1

	Payments for Additions of Fixed assets		Depreciation

Million Ch$	03M 07	03M 08	03M 07	03M 08

Endesa	135,059	140,112	118,484	108,656
Cachoeira (*)	1,076	35	8,436	6,271
Fortaleza (*)	176	624	3,160	2,195
Cien (*)	52	675	8,234	6,164
Chilectra S.A.	25,258	23,318	11,537	12,763
Edesur S.A.	20,276	23,786	25,365	19,199
Edelnor S.A.	12,069	11,222	10,853	7,353
Ampla	36,712	54,020	25,296	22,992
Coelce	50,667	58,318	25,080	20,249
Codensa S.A.	14,789	15,329	26,905	21,269
Cam Ltda.	2,103	1,677	954	1,038
Inmobiliaria Manso de Velasco Ltda.	774	1,673	190	149
Synapsis Soluciones y Servicios Ltda.	1,949	3,251	1,651	1,604
Holding Enersis	176	181	827	913

Total	301,136	334,221	266,971	230,815

(*) Consolidated by Enersis through Endesa Brasil since October 1st, 2005.

Pg. 32

PRESS RELEASE First Quarter 2008 - Risks Hedging

ANALYSIS OF THE INTEREST AND THE EXCHANGE RATE RISK

The company has a high percentage of its loans in US Dollars considering that an important part of its sales, in the different markets where it operates, are mainly indexed to that currency. However, the Brazilian, Argentine and Colombian markets are indexed to the US Dollar to a lower extent and, therefore, subsidiaries in those markets have most of their liabilities in local currency. In the case of Argentina, the company has chosen to replace dollar denominated debt with local currency debt, when market financial conditions allow it.

In a high exchange rate risk scenario, the company has continued with its policy of partly covering its liabilities in dollars in order to minimize the effects of the fluctuations in the exchange rate upon results. Considering the important reduction in the accounting mismatch in recent years, the company has modified its policy on Dollar-Peso hedging in order to establish a policy of covering cash flows, together with a maximum permissible accounting mismatch, on which hedging operations will be performed.

As of March 31, 2008, the company has hedged in Chile, through US$/UF Swap operations, an amount of US$ 600 million on a consolidated basis and holds US$ 125 million in forward contracts, allowing for an adequate management of the hedging policy. At the same period of last year, the Company had already engaged US$ 600 million of the total US$/UF swap and the US$ 125 million of US$/UF swap as part of the settlement of the new hedging policy already mentioned. Additionally, the company kept US$1 million short-term forward contracts.

In terms of interest rate risk, the Company had, on a consolidated basis, a proportion of its indebtedness at a fixed / variable ratio of approximately 70.2% fixed / 29.8% variable as of March 31, 2008. The percentage of its indebtedness at a fixed rate has decreased compared with the 69.2% / 30.8% ratio as of the same date in 2007.

Pg. 33

PRESS RELEASE First Quarter 2008 - Risks Hedging

OTHER RISKS

As is the usual practice in bank credits and capital market operations, a portion of Enersis financial debt –as well as that of its affiliate Endesa Chile- is subject to cross-default provisions (incumplimiento cruzado). Should certain defaults on the part of relevant subsidiaries not be resolved, they could result in cross-defaults at the level of Enersis and Endesa Chile, in which case, they may eventually call up certain liabilities in these companies.

Nonpayment –following whatever grace period may be applicable- of debt of these companies or of any of its more relevant subsidiaries, for individual amounts over the equivalent of US$ 30 million, could enforce the payment acceleration provisions of syndicated credits subscribed in 2004. The credits subscribed by Endesa (in January and December 2006) and by Enersis (in December 2006) have a US$ 50 million threshold. Analogously, nonpayment –following whatever grace period may be applicable- of debt of these companies or of any of its more relevant subsidiaries, for individual amounts over the equivalent of US$ 30 million, could enforce the payment acceleration provisions of the Yankee Bonds. Additionally, certain credit contracts include provisions according to which certain events –other than nonpayment- on the part of these companies or any of its more relevant subsidiaries, such as bankruptcy, insolvency, adverse final judicial decisions for amounts over US$ 50 million, or asset expropriation could trigger the application of the acceleration provisions of these credits.

These credits have no clauses by virtue of which eventual changes in the classification of these companies or of their debt by risk classification companies would generate the obligation to prepay such debt. Nevertheless, a change in the risk classification of foreign currency debt according to the risk classification agency, Standard & Poor’s (S&P), could cause a change in the margin applicable to determine the rate of interest on credits syndicated and subscribed between 2004 and 2006. As of March 2008, these obligations & restrictions have been met fully.

Pg. 34

PRESS RELEASE First Quarter 2008 - Breakdown by country

ARGENTINA

GENERATION

COSTANERA

Operating Income, increased by Ch$2,575 million, reaching at a first-quarter result of Ch$6,815 million in March 2008, which represents an increase of 60.7%, in turn, resulting from 6.1% better revenues, while operating costs remained roughly similar to those of its homologous preceding quarter. A more efficient management in terms of production and commercial policy has enabled Costanera increase its operating income, considering that its physical sales expanded by 5.1% to 2,575 GWh as of March 2008.

Table 13

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	100	106	43,835	46,497	6.1%
Operating Costs	(89)	(89)	(38,976)	(39,088)	(0.3%)
Gross Profit	11	17	4,859	7,410	52.5%
Selling and Administrative Expenses	(1)	(1)	(620)	(595)	3.9%

Operating Income	10	16	4,239	6,815	60.7%

Figures may differ from those accounted under Argentine GAAP.s

Additional Information

Table 14

Costanera	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	2,445	2,575	130	5.3%
GWh Sold	2,450	2,575	126	5.1%
Market Share	9.6%	9.7%	-	1.3%

Pg. 35

PRESS RELEASE First Quarter 2008 - Breakdown by country

CHOCÓN

Operating Income, dropped by 51.2% to Ch$2,537 million during the first quarter of 2008, as a result of 26.5% lower physical sales as compared with the previous year, conditioned by the Limay River water management on the part of Argentina’s Energy Secretariat and the low hydrology of the area. The Chocon’s reservoirs went to the minimum level, ending the first quarter without energy available.

Table 15

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	31	22	13,706	9,711	(29.2%)
Operating Costs	(19)	(16)	(8,265)	(6,895)	16.6%
Gross Profit	12	6	5,440	2,815	(48.3%)
Selling and Administrative Expenses	(1)	(1)	(247)	(279)	(12.9%)

Operating Income	12	6	5,194	2,537	(51.2%)

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 16

Chocón	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	735	466	(269)	(36.7%)
GWh Sold	817	600	(217)	(26.5%)
Market Share	3.2%	2.3%	-	(29.2%)

Pg. 36

PRESS RELEASE First Quarter 2008 - Breakdown by country

DISTRIBUTION

EDESUR

Operating Income increased by Ch$928 million during the first quarter of the year 2007 from Ch$ 5,919 million to Ch$6,847 million. The later is principally explained by better buy/sell margins during the period, which is associated to the increased demand, the greater number of clients, an increase of the capacity sold to large corporate clients.

The increase in demand has been strongly boosted by the greater level of economic activity and the higher temperatures, all of which have contributed to an increase of physical sales by 2.4%, reaching 4,083 GWh during the first quarter of 2008. Energy losses increased by 0.1p. p. reaching 9.2% as of March 2008 and the number of clients grew by 35,000, reaching 2.2 million clients.

Table 17

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	181	142	79,028	62,110	(21.4%)
Other Operating Revenues	13	13	5,734	5,659	(1.3%)
Operating Revenues	194	155	84,761	67,769	(20.0%)
Energy Purchases	(99)	(75)	(43,366)	(32,724)	24.5%
Other Operating Cost	(57)	(44)	(25,141)	(19,150)	23.8%
Operating Costs	(157)	(119)	(68,508)	(51,874)	24.3%
Selling and Administrative Expenses	(24)	(21)	(10,334)	(9,048)	12.4%

Operating Income	14	16	5,919	6,847	15.7%

Figures may differ from those accounted under Argentine GAAP.

Additional Information

Table 18

Edesur	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	2,202	2,237	35	1.6%
GWh Sold	3,985	4,083	98	2.4%
Clients/Employee	904	870	(34)	(3.7%)
Energy Losses % (3M)	9.1%	9.2%	0.1	0.8%

Pg. 37

PRESS RELEASE First Quarter 2008 - Breakdown by country

BRAZIL

ENDESA BRASIL (*)

Table 19

	Million US$		Million Ch$		Chg %

	03M 07	03M 08	03M 07	03M 08

Revenues from Sales	684	641	299,578	280,386	(6.4%)
Other Operating Revenues	19	59	8,445	25,640	203.6%
Operating Revenues	704	699	308,023	306,026	(0.6%)
Energy Purchases	(263)	(305)	(115,153)	(133,398)	(15.8%)
Other Operating Cost	(147)	(124)	(64,532)	(54,457)	15.6%
Operating Costs	(411)	(429)	(179,685)	(187,855)	(4.5%)
Selling and Administrative Expenses	(45)	(46)	(19,687)	(20,343)	(3.3%)

Operating Income	248	224	108,651	97,828	(10.0%)

Figures may differ from those accounted under Brazilian GAAP.
(*) Consolidated by Enersis since October 1st 2005.

GENERATION

CACHOEIRA DOURADA

Operating Income, in the first quarter of the year 2008 reached Ch$43,808 million, which is significantly higher than the Ch$11,487 million obtained during the same period of the year 2007 which represents an increase of 281.4% . The latter is the consequence of the policy of reducing the sale contracts of energy and of the high prices that prevailed in the energy market during the first months of this year, which was partially offset by a 17.1% reduction in physical sales, to 877 GWh.

Table 20

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	47	124	20,617	54,192	162.8%
Operating Costs	(19)	(22)	(8,318)	(9,801)	(17.8%)
Gross Profit	28	101	12,299	44,391	260.9%
Selling and Administrative Expenses	(2)	(1)	(812)	(583)	28.2%

Operating Income	26	100	11,487	43,808	281.4%

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 21

Cachoeira	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	981	705	(276)	(28.1%)
GWh Sold	1,057	877	(180)	(17.1%)
Market Share	1.2%	0.9%	-	(25.0%)

Pg. 38

PRESS RELEASE First Quarter 2008 - Breakdown by country

FORTALEZA

Operating Income, amounted to Ch$1,317 million, a reduction of 89.0% in the period, at which time their operating income amounted to Ch$11,973 million. This drop is mainly due to the smaller energy buy/sell margin during the period, resulting in turn from high energy spot prices. Physical sales reached to 669 GWh as of March 2008 (663 GWh in March 2007).

Table 22

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	62	92	27,038	40,157	48.5%
Operating Costs	(34)	(88)	(14,715)	(38,441)	(161.2%)
Gross Profit	28	4	12,323	1,715	(86.1%)
Selling and Administrative Expenses	(1)	(1)	(350)	(399)	(14.0%)

Operating Income	27	3	11,973	1,317	(89.0%)

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 23

Fortaleza	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	1	81	80	-
GWh Sold	663	669	6	0.9%
Market Share	0.7%	0.7%	-	-

TRANSMISSION

CIEN

Operating Income, registered a loss, during this first quarter, of Ch$3,876 million, which when compared with the period of the preceding year reflects a greater loss of Ch$1,384 million. The foregoing is explained because the Government of Brazil has not yet provided ANEEL with the guidelines required to set a retribution price for the services of energy transport which, beginning this year, has become this company’s new business. The company did not have any physical sales in the current period, in line with its new line of business.

Pg. 39

PRESS RELEASE First Quarter 2008 - Breakdown by country

Table 24

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	65	4	28,331	1,535	(94.6%)
Operating Costs	(67)	(10)	(29,354)	(4,469)	(115.2%)
Gross Profit	(2)	(7)	(1,022)	(2,934)	(187.0%)
Selling and Administrative Expenses	(3)	(2)	(1,469)	(942)	35.9%

Operating Income	(6)	(9)	(2,492)	(3,876)	(55.5%)

Figures may differ from those accounted under Brazilian GAAP.

DISTRIBUTION

AMPLA

Operating Income, accounted Ch$39,823 million, which, when compared with the same date of the preceding year, represents a drop of 21.9% or the equivalent to Ch$11,184 million. Such lower result is owed mainly to lower energy buy/sell margins, which dropped mainly because of the increase of average energy buying prices. Physical sales increased by 1.1% to 2,394 GWh during the present period. Energy losses diminished by 1.8 p.p, down to a level of 21.0% (22.8% in the year 2007). The number of Ampla clients increased by 63,000, reaching 2.4 million clients.

Table 26

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	365	338	159,826	147,751	(7.6%)
Other Operating Revenues	7	10	3,176	4,248	33.7%
Operating Revenues	372	347	163,002	151,998	(6.8%)
Energy Purchases	(178)	(164)	(78,065)	(71,649)	8.2%
Other Operating Cost	(63)	(78)	(27,730)	(33,959)	(22.5%)
Operating Costs	(242)	(241)	(105,795)	(105,608)	0.2%
Selling and Administrative Expenses	(14)	(15)	(6,200)	(6,567)	(5.9%)

Operating Income	117	91	51,007	39,823	(21.9%)

Figures may differ from those accounted under Brazilan GAAP.

Additional Information

Table 27

Ampla	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	2,342	2,405	64	2.7%
GWh Sold	2,367	2,394	27	1.1%
Clients/Employee	1,682	1,755	73	4.3%
Energy Losses % (3M)	22.8%	21.0%	(1.8)	(8.2%)

Pg. 40

PRESS RELEASE First Quarter 2008 - Breakdown by country

COELCE

Operating Income, dropped by Ch$19,230 million, reaching Ch$18.679 million during the first quarter of the year 2008. Such drop in the operating income is principally attributable to a reduction of this year’s buy/sell margin, as a result of the downturn of tariff prices occurred in April of 2007 and the greater purchase price of energy. The foregoing was partially offset by a 5.0% increase in physical sales to 1,803 GWh during the first quarter of the year 2008. Energy losses dropped by 1.1 p.p, to a level of 11.4% in the current period. The number of clients reached 2.72 million, all of which represents a growth of 154,000 clients when compared to the same date of the year 2007, i.e. a 6.0% increase.

Table 28

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	272	237	119,254	103,578	(13.1%)
Other Operating Revenues	7	12	3,199	5,076	58.7%
Operating Revenues	280	248	122,454	108,654	(11.3%)
Energy Purchases	(117)	(130)	(51,169)	(57,043)	(11.5%)
Other Operating Cost	(52)	(53)	(22,969)	(23,003)	(0.1%)
Operating Costs	(169)	(183)	(74,138)	(80,046)	(8.0%)
Selling and Administrative Expenses	(24)	(23)	(10,407)	(9,929)	4.6%

Operating Income	87	43	37,909	18,679	(50.7%)

Figures may differ from those accounted under Brazilian GAAP.

Additional Information

Table 29

Coelce	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	2,571	2,725	155	6.0%
GWh Sold	1,717	1,803	86	5.0%
Clients/Employee	2,034	2,159	125	6.2%
Energy Losses % (3M)	12.5%	11.4%	(1.1)	(9.4%)

Pg. 41

PRESS RELEASE First Quarter 2008 - Breakdown by country

CHILE

GENERATION

ENDESA CHILE

Consolidated Income Statement of Endesa Chile

Table 30

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	974	1,098	426,372	480,560	12.7%
Operating Costs	(528)	(724)	(231,065)	(317,050)	(37.2%)
Selling and Administrative Expenses	(25)	(19)	(10,910)	(8,464)	22.4%

Operating Income	421	354	184,397	155,046	(15.9%)

Interest Income	11	10	4,631	4,544	(1.9%)
Interest Expenses	(111)	(90)	(48,691)	(39,434)	19.0%
Net Financial Income (Expenses)	(101)	(80)	(44,059)	(34,890)	20.8%
Equity Gains from Related Company	19	56	8,117	24,430	201.0%
Equity Losses from Related Company	(5)	(1)	(2,190)	(276)	87.4%
Net Income from Related Companies	14	55	5,926	24,154	307.6%
Other Non Operating Income	20	23	8,725	10,009	14.7%
Other Non Operating Expenses	(98)	(144)	(42,915)	(62,923)	(46.6%)
Net other Non Operating Income (Expenses)	(78)	(121)	(34,189)	(52,914)	(54.8%)
Price Level Restatement	0	(2)	18	(708)	(4096.2%)
Foreign Exchange Effect	(1)	27	(633)	11,804	(1963.5%)
Net of Monetary Exposure	(1)	25	(616)	11,097	(1902.2%)
Positive Goodwill Amortization	(1)	(1)	(240)	(255)	(6.3%)

Non Operating Income	(167)	(121)	(73,178)	(52,809)	27.8%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	254	234	111,220	102,236	(8.1%)
Extraordinary Items	-	-	-	-	-
Income Tax	(99)	(84)	(43,157)	(36,667)	15.0%
Minority Interest	(36)	25	(15,541)	11,080	171.3%
Negative Goodwill Amortization	3	2	1,208	1,000	(17.2%)

NET INCOME	123	177	53,730	77,649	44.5%

*Includes generation subsidiaries in Chile, Argentina, Colombia and Peru.

Chilean Operations

Operating Income, reached Ch$88,266 million, 19.5% less that the Ch$109,584 million accounted at the end of the first quarter of 2007, even though operating revenue amounted to Ch$297,355 million, which, when compared with Ch$226,752 million in the same period of the previous year, represented an increase of 31.1% .

This price hike, resulting from the first quarter in which the node price of over US$100 per MWh with high energy spot prices, was amply compensated by a greater operating cost which increased by 79%, amounting to Ch$205,145 million; noteworthy among which are Ch$102,348 million from higher fuel & lubricant costs on account of greater thermal generation with petroleum at high prices derived –among other reasons- from a low hydrology.

It is worth mention that this commercial policy has enabled Endesa Chile been a net seller in the spot market, even when its production as accounted at the March 2008 closing meant a 6.9% drop in generation. Physical sales during the first quarter of the year totaled 4,755 GWh.

Pg. 42

PRESS RELEASE First Quarter 2008 - Breakdown by country

Additional Information

Table 31

Chilean Companies	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	5,191	4,830	(360)	(6.9%)
GWh Sold	5,226	4,755	(472)	(9.0%)
Market Share	39.9%	36.0%	-	(9.8%)

Pg. 43

PRESS RELEASE First Quarter 2008 - Breakdown by country

DISTRIBUTION

CHILECTRA

Operating Income, accounted Ch$27,428 million during the period, which represents a drop of Ch$6,336 million with respect to the same period of last year equivalent to 18.8% . This is due to the increase in energy purchases considering higher prices paid out to generators and greater physical energy purchases in order to satisfy the demand of our clients. The Ch$58,706 million in greater operating revenues were not enough to offset the greater operating costs of Ch$65,755 million. During the period, physical sales amounted to 3,171 GWh, with a slight 0.4% increase when compared to the same period of 2007, impacted by the energy savings plan launched by the Government of Chile. The foregoing was partially offset by lower sales & administration expenses of Ch$714 million or 6%, mainly explained by a reduction of Ch$820 million in operating & maintenance costs.

Table 32

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	412	541	180,366	236,598	31.2%
Other Operating Revenues	33	39	14,583	17,058	17.0%
Operating Revenues	445	580	194,950	253,656	30.1%
Energy Purchases	(304)	(451)	(132,845)	(197,450)	(48.6%)
Other Operating Cost	(39)	(42)	(17,069)	(18,220)	(6.7%)
Operating Costs	(342)	(493)	(149,914)	(215,670)	(43.9%)
Selling and Administrative Expenses	(26)	(24)	(11,272)	(10,558)	6.3%

Operating Income	77	63	33,764	27,428	(18.8%)

Interest Income	4	6	1,847	2,814	52.3%
Interest Expenses	(16)	(11)	(7,171)	(4,684)	34.7%
Net Financial Income (Expenses)	(12)	(4)	(5,324)	(1,870)	64.9%
Equity Gains from Related Company	27	26	11,981	11,361	(5.2%)
Equity Losses from Related Company	-	(3)	-	(1,521)	-
Net Income from Related Companies	27	22	11,981	9,839	(17.9%)
Other Non Operating Income	5	6	2,251	2,762	22.7%
Other Non Operating Expenses	(1)	(6)	(240)	(2,800)	1066.8%
Conversion Effect (BT 64)	-	-	-	-
Net other Non Operating Income (Expenses)	5	(0)	2,011	(39)	(101.9%)
Price Level Restatement	(1)	(3)	(272)	(1,436)	427.9%
Foreign Exchange Effect	(2)	18	(726)	8,091	(1214.9%)
Net of Monetary Exposure	(2)	15	(998)	6,655	(767.0%)
Positive Goodwill Amortization	(0)	(0)	(162)	(135)	16.5%

Non Operating Income	17	33	7,509	14,451	92.4%

Net Income b. Taxes, Min Int and Neg Goodwill Amort.	94	96	41,273	41,878	1.5%
Extraordinary Items	-	-	-	-
Income Tax	(16)	1	(6,988)	542	107.8%
Minority Interest	(0)	(5)	(139)	(1,971)	1316.8%
Negative Goodwill Amortization	-	-	-	-

NET INCOME	78	92	34,146	40,450	18.5%

Additional Information

Table 33

Chilectra	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	1,445	1,492	48	3.3%
GWh Sold	3,157	3,171	15	0.4%
Clients/Employee	2,032	2,047	15	0.8%
Energy Losses % (3M)	5.1%	5.5%	0.4	9.2%

Pg. 44

PRESS RELEASE First Quarter 2008 - Breakdown by country

COLOMBIA

GENERATION

On September, 2007 Colombian generation companies Emgesa and Betania completed the merger process, and the resulting company was named Emgesa.

EMGESA

Operating Income, totaled Ch$42,539 million at the closing of the first quarter of 2008, which is Ch$1,542 million higher than the operating income obtained during the same period in 2007. The greater result is explained, principally, by growth in energy sales margin, resulting from higher spot prices that prevailed in the market, higher revenues due to reliability charges and lower thermal generation costs, and the good hydrology during the period. Physical sales increased by 9.1%, amounting to 3,760 GWh as of March 2008.

Table 36

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	196	184	85,929	80,487	(6.3%)
Operating Costs	(99)	(84)	(43,526)	(36,781)	15.5%
Operating Margin	97	100	42,403	43,707	3.1%
Selling and Administrative Expenses	(3)	(3)	(1,405)	(1,167)	16.9%

Operating Income	94	97	40,997	42,539	3.8%

Since September 1, 2007, Betania is merged with Emgesa.
* Please notice that these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 37

Emgesa	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	2,745	2,882	137	5.0%
GWh Sold	3,448	3,760	312	9.1%
Market Share	19.9%	21.2%	-	6.6%

Pg. 45

PRESS RELEASE First Quarter 2008 - Breakdown by country

DISTRIBUTION

CODENSA

Operating Income, totaled Ch$40,050 million during the first quarter of the year 2008, which represents a growth of Ch$ 2,761 million or 7.4% with respect to the same period of last year.

This increment is mostly owed to the increased energy demand which increased physical sales by 4.9% reaching 2,884 GWh and a 1.6pp reduction in energy losses, which went from 9.2% during the first quarter of the year 2007 to 7.6% in the current period, added to the period’s better buy/sell margin. Clients increased by 73,000, reaching 2.2 million as of March 2008.

Table 38

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	225	223	98,687	97,580	(1.1%)
Other Operating Revenues	83	83	36,332	36,242	(0.2%)
Operating Revenues	308	306	135,019	133,822	(0.9%)
Energy Purchases	(142)	(138)	(62,163)	(60,454)	2.7%
Other Operating Cost	(72)	(66)	(31,519)	(28,956)	8.1%
Operating Costs	(214)	(204)	(93,682)	(89,410)	4.6%
Selling and Administrative Expenses	(9)	(10)	(4,048)	(4,362)	(7.8%)

Operating Income	85	91	37,289	40,050	7.4%

* Please noticethat these figures could differ from those accounted under Colombian GAAP.

Additional Information

Table 39

Codensa	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	2,157	2,230	73	3.4%
GWh Sold	2,750	2,884	133	4.9%
Clients/Employee	2,302	2,370	68	2.9%
Energy Losses % (3M)	9.2%	7.6%	(1.6)	(17.6%)

Pg. 46

PRESS RELEASE First Quarter 2008 - Breakdown by country

PERU

GENERATION

EDEGEL

Operating Income, accounted Ch$13,171 million, which represents a 42.0% drop with respect to the Ch$22,694 million of the first quarter of 2007. Generation increased by 3.6%, reaching 2,074 GWh. However, operating revenue decreased 20.5%, from Ch$48,226 million to Ch$38,323 million. Operating costs increased by 2.6% to Ch$22,976 million. The decrease in revenues is largely attributable to a 38% drop in average spot prices. Increase costs are mostly attributable to a 15.4% increase in thermal generation, compared to the first quarter of 2007.

Table 40

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Operating Revenues	110	88	48,226	38,323	(20.5%)
Operating Costs	(51)	(52)	(22,399)	(22,976)	(2.6%)
Operating Margin	59	35	25,828	15,347	(40.6%)
Selling and Administrative Expenses	(7)	(5)	(3,134)	(2,176)	30.6%

Operating Income	52	30	22,694	13,171	(42.0%)

* Please noticethat these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 41

Edegel	03M 07	03M 08	Var 07-08	Chg %

GWh Produced	2,002	2,074	72	3.6%
GWh Sold	1,951	2,063	112	5.7%
Market Share	32.9%	31.7%	-	(3.8%)

Pg. 47

PRESS RELEASE First Quarter 2008 - Breakdown by country

DISTRIBUTION

EDELNOR

Operating Income registered Ch$12,758 million, higher by Ch$112 million to the result obtained during the same period of the previous year, reaching Ch$12,646 million. This is mostly due to the greater energy demand and the better unit margin sales conditions. The increment in demand and greater sales to half-tension Regulated Clients contribute to a better sales margin.

The important increase in demand for energy made physical sales sore by 8.0% amounting to 1,396 GWh during the period. The number of clients increased by 34,000 reaching 995,000 as of March 2008. Energy losses increased by 0.1 p.p to a level of 8.5% in the current period as compared to last year’s 8.4% in the same period.

Operating Income

Table 42

	Million US$		Million Ch$

	03M 07	03M 08	03M 07	03M 08	Chg %

Revenues from Sales	132	114	57,677	50,037	(13.2%)
Other Operating Revenues	7	7	3,056	3,081	0.8%
Operating Revenues	139	121	60,734	53,118	(12.5%)
Energy Purchases	(80)	(67)	(34,905)	(29,361)	15.9%
Other Operating Cost	(18)	(15)	(7,879)	(6,483)	17.7%
Operating Costs	(98)	(82)	(42,785)	(35,844)	16.2%
Selling and Administrative Expenses	(12)	(10)	(5,303)	(4,516)	14.8%

Operating Income	29	29	12,646	12,758	0.9%

* Please noticethat these figures could differ from those accounted under Peruvian GAAP.

Additional Information

Table 43

Edelnor	03M 07	03M 08	Var 07-08	Chg %

Customers (Th)	961	995	33	3.5%
GWh Sold	1,292	1,396	105	8.1%
Clients/Employee	1,773	1,780	6	0.4%
Energy Losses % (3M)	8.4%	8.5%	0.1	2.1%

Pg. 48

PRESS RELEASE First Quarter 2008 - Breakdown by country

PARTIALLY CONSOLIDATED INCOME STATEMENT
(Parent Company First Quarter 2008 Earnings Report)

UNDER CHILEAN GAAP, MILLION CH$

Table 44

(in million Ch$ of 3M08)	3M 07	3M 08	Var %

Gross Operating Margin	907	868	(4.4%)
S&A Expenses	(4,363)	(4,214)	3.4%

Operating Income	(3,456)	(3,347)	3.2%

Endesa	32,228	46,575	44.5%
Chilectra	21,958	30,334	38.2%
Edesur	10,175	1,961	(80.7%)
Edelnor	2,691	(2,706)	(200.5%)
Ampla	2,898	7,207	148.7%
Coelce	-	-	N/A
Codensa	2,818	62	(97.8%)
CAM LTDA	342	125	(63.4%)
Inm Manso de Velasco	628	632	0.7%
Synapsis	231	1,338	477.8%
Endesa Brasil	5,607	15,470	175.9%
CGTF	-	-	N/A
Other	-	-	N/A

Net Income from Related Companies	79,576	100,998	26.9%

Interest Income	11,197	7,602	(32.1%)
Interest Expense	(14,800)	(13,189)	10.9%
Net Financial Income (Expenses)	(3,604)	(5,587)	(55.1%)
Other Non Operating Income	1,910	3,904	104.4%
Other Non Operating Expenses	(319)	(81)	74.5%
Net other Non Operating Income (Expenses)	1,592	3,823	140.2%
Price Level Restatement	(188)	(1,553)	(724.7%)
Foreign Exchange Effect	1,474	(21,841)	(1581.7%)
Net Monetary Exposure	1,286	(23,394)	(1919.5%)
Positive Goodwill Amortization	(14,723)	(14,670)	0.4%

Non Operating Income	64,126	61,169	(4.6%)

Net Income before (1), (2) & (3)	60,671	57,823	(4.7%)
Income Tax (1)	(2,155)	11,915	(652.9%)
Negative Goodwill Amortization (2)	11	9	(14.6%)
Minority Interest (3)	-	-	N/A

NET INCOME	58,526	69,748	19.2%

EPS (Ch$)	1.79	2.14
EPADS (US$)	0.20	0.24
Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 49

PRESS RELEASE First Quarter 2008 - Breakdown by country

UNDER CHILEAN GAAP, THOUSAND US$

Table 44.1

(in thousand US$ of 3M08)	3M 07	3M 08	Var %

Gross Operating Margin	2,073	1,983	(4.4%)
S&A Expenses	(9,968)	(9,628)	3.4%

Operating Income	(7,895)	(7,646)	3.2%

Endesa	73,629	106,405	44.5%
Chilectra	50,165	69,303	38.2%
Edesur	23,245	4,480	(80.7%)
Edelnor	6,149	(6,182)	(200.5%)
Ampla	6,621	16,465	148.7%
Coelce	-	-	N/A
Codensa	6,437	142	(97.8%)
CAM LTDA	781	286	(63.4%)
Inm Manso de Velasco	1,435	1,444	0.7%
Synapsis	529	3,056	477.8%
Endesa Brasil	12,809	35,342	175.9%
CGTF	-	-	N/A
Others	-	-	N/A

Net Income from Related Companies	181,800	230,742	26.9%

Interest Income	25,581	17,367	(32.1%)
Interest Expense	(33,813)	(30,132)	10.9%
Net Financial Income (Expenses)	(8,233)	(12,765)	(55.1%)
Other Non Operating Income	4,364	8,919	104.4%
Other Non Operating Expenses	(728)	(185)	74.5%
Net other Non Operating Income (Expenses)	3,636	8,733	140.2%
Price Level Restatement	(430)	(3,548)	(724.7%)
Foreign Exchange Effect	3,368	(49,898)	(1581.7%)
Net Monetary Exposure	2,937	(53,447)	(1919.5%)
Positive Goodwill Amortization	(33,637)	(33,515)	0.4%

Non Operating Income	146,504	139,749	(4.6%)

Net Income before (1), (2) & (3)	138,609	132,103	(4.7%)
Income Tax (1)	(4,924)	27,222	(652.9%)
Negative Goodwill Amortization (2)	25	21	(14.6%)
Minority Interest (3)	-	-	N/A

NET INCOME	133,710	159,349	19.2%

EPS (Ch$)	1.79	2.14
EPADS (US$)	0.20	0.24
Common Shares Outstanding (Th)	32,651,166	32,651,166

Pg. 50

PRESS RELEASE First Quarter 2008 - Breakdown by country

OWNERSHIP OF THE COMPANY AS OF MARCH 31, 2008

CONFERENCE CALL INVITATION

Enersis is pleased to inform you that it will hold a conference call to review its results for the period, on Monday, April 28, 2008, at 12:00 AM EST (Eastern Standard Time) (12:00 pm Chilean time). To participate, please dial +1 (617) 213-4866 or +1 (888) 713-4214 (toll free USA), approximately 10 minutes prior to the scheduled start time, Passcode ID: 23968574.

The phone replay will be available between April 28, 2008, and May 05, 2008, dialing +1 (617) 801-6888 or +1 (888) 286-8010 (toll free USA) Passcode ID: 86353109.

To access the call online, or to access the replay, go to: http://www.enersis.com Investor Relations.

Pg. 51

PRESS RELEASE First Quarter 2008 - Breakdown by country

CONTACT INFORMATION

For further information, please contact us:

Susana Rey
Head of Investor Relations
srm@e.enersis.cl
56 (2) 353 4554

Ignacio González	Denisse Labarca	Doris Saba	Carmen Poblete
Investor Relations	Investor Relations	Investor Relations	Investor Relations
Representative	Representative	Representative	Representative
ijgr@e.enersis.cl	dla@e.enersis.cl	dsb@e.enersis.cl	cpt@e.enersis.cl
56 (2) 353 4552	56 (2) 353 4492	56 (2) 353 4555	56 (2) 353 4447

María Luz Muñoz
Investor Relations
Assistant
mlmr@e.enersis.cl
56 (2) 353 4682

DISCLAIMER

This Press Release contains statements that could constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements appear in a number of places in this announcement and include statements regarding the intent, belief or current expectations of Enersis and its management with respect to, among other things: (1) Enersis’ business plans; (2) Enersis’ cost-reduction plans; (3) trends affecting Enersis’ financial condition or results of operations, including market trends in the electricity sector in Chile or elsewhere; (4) supervision and regulation of the electricity sector in Chile or elsewhere; and (5) the future effect of any changes in the laws and regulations applicable to Enersis’ or its subsidiarys. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those in the forward-looking statements as a result of various factors. These factors include a decline in the equity capital markets of the United States or Chile, an increase in the market rates of interest in the United States or elsewhere, adverse decisions by government regulators in Chile or elsewhere and other factors described in Enersis’ Annual Report on Form 20-F. Readers are cautioned not to place undue reliance on those forward-looking statements, which state only as of their dates. Enersis undertakes no obligation to release publicly the result of any revisions to these forward-looking statements.

Pg. 52

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: May 5, 2008